Code of Ethics

Table of Contents

Section	Page #
Code of Ethics Overview and Definitions	2
Standards of Conduct	2
I. The Fiduciary Standard	2
II. Core Values	3
III. Full Disclosure and Suitability	3
IV. Conflicts of Interest	3
Protection of Material Nonpublic Information	4
Personal Securities Trading	4
Gifts and Entertainment	5
Reporting Violations	5

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Code of Ethics Overview and Definitions

Under Rule 204A-1 of the Advisers Act Portfolio Design Advisors, Inc. (“PDA”) has adopted a code of ethics (the “Code”), which sets out ideals for ethical conduct premised on fundamental principles of openness, integrity, honesty and trust. This code is based on the principle that the officers, directors and employees (or persons having similar status or function) of PDA have a fiduciary responsibility to their clients.

This Code must be adhered to by all of PDA’s supervised persons and access persons. Supervised persons include all directors, officers, partners and employees of PDA. Access persons include all supervised persons and any person who has access to nonpublic information regarding client securities transactions or portfolio holdings or who has access to securities recommendations that are nonpublic, who are not supervised persons of another Registered Investment Advisor.

PDA is required to provide each supervised and access person with a copy of the Code of Ethics and any amendments. Each person must affirm that they have received and read this Code of Ethics in its entirety and agree to abide by its policies and procedures. This affirmation must be received upon becoming a supervised or access person and any time there is an update to the Code. PDA is also required by the rule to keep a copy of the Code that was in effect during the past five years on file.

Standards of Conduct

I.	The Fiduciary Standard

The Advisers Act of 1940 and similar state regulations impose a strict fiduciary duty on Investment Advisors and their Representatives. IARs have a greater fiduciary duty to their advisory clients than to their non-advisory clients. The following is part of an overall design to ensure that transactions with clients are “arm’s-length” in nature; advice is suitable for clients; and material facts and potential conflicts of interest are fully disclosed.

As fiduciaries, all supervised persons must at all times:

(i) Comply with all federal and state securities laws;

(ii) Place the interests of the clients first. Access persons must scrupulously avoid serving their own personal interests ahead of the interests of the clients. Access persons may not induce or cause a client to take action, or not to take action, for personal benefit, rather than for the benefit of the client. For example, an access person would violate this code by causing a client to purchase a security he or she owned for the purpose of increasing the price of that security;

(iii) Avoid taking inappropriate advantage of their positions. Access persons may not, for example, use their knowledge of transactions to profit by the market effect of such transactions. Receipt of investment opportunities, prerequisites, or gifts from persons seeking business with PDA or a client could call into question the exercise of a supervised person’s independent judgment;

and

(iiii) Conduct all personal securities transactions in full compliance with this Code including the reporting requirements. Doubtful situations should be resolved in favor of the clients. Technical compliance with the Code’s procedures may not automatically insulate from scrutiny any trades that indicate an abuse of fiduciary duties.

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II.	Core Values

Professionalism: We value integrity and are committed to the highest ethical standards;

People: We believe that our employees, advisors and their clients are our most valuable assets; each and every associate deserves to be treated with respect and fairness;

Performance: We acknowledge that the quality, motivation and accomplishments of our employees and our advisors are the key ingredients in achieving our combined successes;

Problem-solving perspective: We strive to be a creative, problem-solving organization, resourceful and intelligent guided by common sense and consideration for one another;

Passionate: We have fun with the people we work with and for, and are passionate about what we do.

III.	Full Disclosure and Suitability

PDA and its access persons should fully and accurately disclose the material facts regarding the true costs, benefits and limitations of any service or products recommended and disclose any actual or potential conflict of interest that could impair the objectivity of PDA or its access persons. As with all recommendations, when providing advisory services, there must be reasonable grounds for believing that the recommendations are suitable for clients considering the information provided by such clients. Particular importance should be placed on a client’s age, annual income, net worth, investment objectives, liquidity needs and risk tolerance. The determination of suitability should be accompanied by full disclosure of relevant facts regarding the investment so that clients can make informed, independent judgments as to suitability.

When recommending investments that have specific suitability requirements, clients should clearly meet or exceed these requirements. However, just because a particular client meets such requirements does not mean that the investment is suitable for the client. Client should understand the investment or financial risks as described in the prospectus.

IV.	Conflicts of Interest

PDA and its access persons must always have the best interest of clients as their foremost consideration when rendering investment advice. An access persons duty of loyalty and good faith requires access persons to treat their advisory clients with the utmost fairness and to always place their clients’ best interest above their own, and have active, honest intentions in abstaining from seeking advantages over clients.

PDA’ Code of Ethics are part of an overall design that includes striving to reduce, even possibly eliminate, or at least disclose in writing, any conflicts which might incline PDA or its access persons to render advice, which is not disinterested. A conflict of interest arises any time the private interests of PDA and/or any of its access persons or employees cause their objectivity to be impaired.

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Protection of Material Nonpublic Information

Definition of Insider Trading

Insider trading is not specifically defined in the 1934 Act. The definition has evolved through case law and administrative proceedings to include:

1. Buying or selling securities on the basis of material non-public information. This would include purchasing or selling for an access persons own account or one which the access person has a beneficial interest. If any access person is uncertain as to whether information is "material" or "non-public," the Chief Compliance Officer should be consulted.

2. Disclosing insider information to inappropriate personnel whether for consideration or not (i.e., tipping). Insider information must be disseminated on a "need to know basis" only to appropriate personnel. The Chief Compliance Officer should be consulted should a question arise as to who is privy to inside information.

3. Assisting anyone transacting business on insider information through a third party.

Insider trading is strictly prohibited and can lead to immediate termination.

Regulation S-P Gramm-Leach-Bliley

Title V of the Gramm-Leach-Bliley Act of 1999 required that the SEC and certain other federal agencies adopt rules relating to the privacy of nonpublic personal information of consumers and customers. This requires financial institutions, including Registered Investment Advisors (RIA) to develop privacy policies with respect to consumer nonpublic information. Like other financial institutions, RIAs may not share nonpublic personal information of consumers with nonaffiliated third parties, except under limited exceptions, unless the RIA provides notice of its privacy policies and practices, the RIA provides consumers with the ability to opt out of the sharing; and the consumers do not opt out. RIAs also must provide consumers who are customers with an initial privacy notice, and thereafter, annual privacy notices. PDA will be responsible for the execution of the annual privacy notification. Regulation S-P also requires RIAs to establish safeguards to protect the security and confidentiality of customer records and information.

Personal Securities Trading

In accordance with Rule 204-2(a)(12) of the Investment Advisors Act of 1940, access persons are required to report all personal securities transactions to the Registered Investment Advisor (RIA). An access person is presumed to be a beneficial owner of securities that are held by his or her immediate family members sharing the supervised person’s household. Each account will incur an annual review fee of $100.

Initial and Annual Holding Reports

Within 10 days of becoming registered with PDA, an Outside Brokerage Account Form must be submitted to the Registration Department. For each account listed on the Form a statement dated no more than 45 days prior to the access person’s active date must accompany the form. The Outside Brokerage Account Blotter will also need to be reviewed and affirmed annually in January.

Quarterly Transaction Reports

All reportable personal securities transactions must be reported no later than 30 days after the calendar quarter end. PDA will accept brokerage statements and/or trade confirmations to satisfy this requirement if we are unable to obtain a data feed.

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Trading Practices

All access persons must obtain prior written approval from the Chief Compliance Officer before directly or indirectly acquiring beneficial ownership in any security in an initial public offering (“IPO”) or in a private placement.

All accounts within a model are traded at the same time utilizing block trading where an average price is received and allocated uniformly to the accounts within the model. Accounts that are newly allocated to a model will not have trades processed through an average price account unless there are other accounts that are new to the model and require allocation.

Review

All personal trades will be reviewed to assess if the access persons followed procedures, such as prior written approval of IPOs and private placements, comparing the trading to restricted lists; assess whether the access person is trading for his or her own account in the same securities that are in models, and if so whether the clients are receiving terms as favorable as the access person takes for him or herself; periodically analyze the supervised person’s trading for patterns that may indicate abuse, including market timing; and investigate any substantial disparities between the quality of performance the supervised person achieves for his or her own account and that is achieved for his clients.

Violations

Any personal securities trading violations may be subject to canceling trades, disgorging profits, matching the client’s price to supervised persons price, or selling positions at a loss. The client accounts will be made whole to ensure that there is no disadvantage to the client. Any costs associated with the resolution will be charged to the access person. Access persons with repeat violations may face reprimands, fines or termination.

Recordkeeping for Reports

PDA will maintain a record of all persons required to file reports during the past five years as well as records of the personal trade reports and their review and appoval. All records of violations and their resolution will be maintained by the Chief Compliance Officer.

Gifts and Entertainment

Access persons will not be permitted to give or receive cash or anything of value in excess of $100 per individual per year to or from any person, principal, proprietor, employee, agent or representative of another firm in the form of bonus, commission, fee gratuity or other consideration.

If an access person receives any gift that might be prohibited under this Code, the access person must inform the Chief Compliance Officer immediately.

Reporting Violations

If anyone, an access person of PDA or other party, knows of or reasonably believes there is a violation of applicable laws or any part of this Code of Ethics they must report that information to the Chief Compliance Officer immediately. PDA will maintain a record of each violation of the Code and the action taken. Anyone who in good faith raises an issue regarding a possible violation of law, regulation or company policy or any suspected illegal or unethical behavior will be protected from retaliation.

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